UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2008
Commission File Number 001-32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                         No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No: 333-136168).
Conventions used in this Report
In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. References to “GBP” or “pounds sterling” or “£” are to the legal currency of the UK and references to “EUR” or “€ ” are to Euros. References to “pence” are to the legal currency of Jersey, Channel Islands. Our financial statements are presented in US dollars and are prepared in accordance with US generally accepted accounting principles, or US GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP measure that is calculated as revenue less payments to automobile repair centers and more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP.
Special note regarding forward-looking statements
This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:
•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients and a limited number of industries;

•	our ability to attract and retain clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process outsourcing industry;

•	political or economic instability in India, Sri Lanka and Jersey;

•	worldwide economic and business conditions;

•	our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Private Limited, or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, as described below; and

•	our ability to successfully consummate strategic acquisitions.
These and other factors are more fully discussed in our other filings with the Securities and Exchange Commission, or the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2008. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	June 30	March 31
	2008	2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$73,338	$102,698
Bank deposits and marketable securities	3,113	8,074
Accounts receivable, net of allowance of $2,019 and $1,784, respectively	70,841	47,302
Accounts receivable — related parties	136	586
Funds held for clients	6,680	6,473
Employee receivables	1,073	1,179
Prepaid expenses	6,614	3,776
Prepaid income taxes	3,269	2,776
Deferred tax assets— current	743	618
Other current assets	10,362	8,596

Total current assets	176,169	182,078
Goodwill	95,142	87,470
Intangible assets, net	25,496	9,393
Property, plant and equipment, net	46,126	50,840
Deferred contract costs — non current	1,052	1,278
Deposits	6,794	7,391
Deferred tax assets — non current	10,460	8,055

TOTAL ASSETS	$361,239	$346,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Account payable	$31,201	$15,562
Accounts payable — related parties	—	6
Accrued employee costs	19,057	26,848
Deferred revenue — current	5,423	7,790
Income taxes payable	2,345	1,879
Short-term line of credit	8,174	—
Deferred tax liabilities — current	1,357	211
Accrual for earn-out payment	33,360	33,699
Other current liabilities	30,450	25,806

Total current liabilities	131,367	111,801
Deferred revenue — non current	2,673	1,549
Deferred rent	2,667	2,627
Accrued pension liability	1,637	1,544
Deferred tax liabilities — non current	5,130	1,834
Liability on outstanding derivative contracts — non current	3,674	—

TOTAL LIABILITIES	147,148	119,355
Shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized: 50,000,000 shares; Issued and outstanding: 42,460,059 and 42,363,100 shares, respectively	6,641	6,622
Additional paid-in capital	171,609	167,459
Ordinary shares subscribed: 10,776 and 1,666 shares, respectively	45	10
Retained earnings	42,179	38,839
Accumulated other comprehensive income (loss)	(6,383)	14,220

Total shareholders’ equity	214,091	227,150

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$361,239	$346,505

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(Amounts in thousands, except per share data)

	Three months ended June 30,
	2008	2007
Revenue
Third parties	$122,036	$111,808
Related parties	908	715

	122,944	112,523
Cost of revenue	98,487	90,206

Gross profit	24,457	22,317
Operating expenses
Selling general and administrative expenses	18,195	14,722
Amortization of intangible assets	1,469	829

Operating income	4,793	6,766
Other (expense) income, net	(1,514)	2,686
Interest expense	(147)	—

Income before income taxes	3,132	9,452
Benefit (provision) for income taxes	208	(1,013)

Net income	$3,340	$8,439

Basic income per share	$0.08	$0.20

Diluted income per share	$0.08	$0.20

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Amounts in thousands)

	Three months ended June 30,
	2008	2007

Cash flows from operating activities
Net cash used in operating activities	$(2,012)	$(411)

Cash flows from investing activities
Acquisitions, net of cash received	(26,851)	(33,391)
Facility and property cost	(2,429)	(5,393)
Proceeds from sale of assets	102	36
Marketable securities and deposits	4,816	—

Net cash used in investing activities	(24,362)	(38,748)

Cash flows from financing activities
Proceeds from exercise of stock options	641	418
Excess tax benefits from share-based compensation	506	418
IPO expenses	—	(150)
Repayment of short-term borrowing	(1,210)	—
Principal payments under capital leases	(3)	(3)

Net cash (used in) provided by financing activities	(66)	683

Effect of exchange rate changes on cash and cash equivalents	(2,920)	1,511

Net change in cash and cash equivalents	(29,360)	(36,965)
Cash and cash equivalents at beginning of period	102,698	112,340

Cash and cash equivalents at end of period	$73,338	$75,375

See accompanying notes.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)
1. Basis of presentation
The accompanying unaudited condensed consolidated financial statements of WNS (Holdings) Limited (the “Company” or “WNS”) have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and with the instructions of Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending March 31, 2009.
The balance sheet at March 31, 2008 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by US GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto of the Company for the year ended March 31, 2008.
2. Acquisitions
Chang Limited
On April 7, 2008, the Company completed the acquisition of Chang Limited, UK along with its subsidiary Call 24/7 Limited, the key operating entity (collectively referred as Call 24/7). Call 24/7 provides a consolidated suite of services towards accident management including credit hire and credit repair for “Non fault” repairs business. Non fault services are mainly credit hire and credit repair services provided, when an individual has an accident where he is not at fault but has a damaged car which needs repairing. The car will be repaired at no cost to the customer, with the bill being paid for by the at fault parties insurance company. The Company is in the process of integrating Call 24/7 into WNS Assistance, a division of WNS Global Services Limited, UK. This acquisition will strengthen the Company’s position in accident claims management in the UK. This integration enables the Company to leverage its cost-efficient claims processing, technology and engineering and collision-repair expertise to deliver quality service throughout the accident-management process. While WNS Assistance focuses on the “fault” repairs market, this acquisition will leverage the “Non fault” repairs business. The Company has accounted for this acquisition beginning from April 1, 2008.
The purchase price for the acquisition was an initial cash payment of GBP 8,425 ($16,767) subject to post-closing adjustments, plus direct transaction costs of $398 and a contingent earn out of up to GBP 1,600 ($3,200) based on certain agreed performance metrics for the fiscal year ending March 31, 2009. The Company is in the process of ascertaining the closing accounts adjustments with the seller. Due to the uncertainty regarding the ultimate outcome of this matter, the Company believes that the amount, if any, that the Company will ultimately be required to pay or receive cannot be reasonably ascertained as at June 30, 2008. Accordingly, the purchase consideration will be adjusted based on the outcome of this matter and purchase price will be reallocated between the net assets acquired and goodwill recorded on acquisition.
The total estimated cost of acquisition has been allocated to the assets acquired and liabilities assumed based on a preliminary determination of their fair value. The following table summarizes the preliminary allocation:

Cash	$3
Accounts receivable	18,315
Other assets	6,369
Property and equipment	526
Intangible (customer relationships)	12,604
Goodwill	5,592
Current liabilities	(22,715)
Deferred tax liability	(3,529)

Total purchase consideration	$17,165

The intangibles acquired are amortized over a period of five years.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)
The pro-forma income statement for the comparable quarter ended June 30, 2007 is as follows:

	As reported	Pro-forma
Revenue	$112,523	$120,059
Income before income taxes	9,452	10,049
Net income	$8,439	$8,857

Basic income per share	$0.20	$0.21
Diluted income per share	$0.20	$0.21
Business Applications Associates Limited (“BizAps”)
On June 12, 2008, the Company acquired BizAps, a provider of systems applications and products, or SAP®, solutions to optimize enterprise resource planning (ERP) functionality for finance and accounting processes. The acquisition of BizAps will enable the Company to further assist global customers in transforming shared services finance and accounting functions, such as purchase-to-pay and order-to-cash. Based in the UK and the US, with development capability in China, BizAps offers SAP® optimization services and SAP® certified solutions designed to simplify SAP® roll-out and enhance functionality for internal and outsourced shared services centers. The Company has accounted for this acquisition beginning from June 1, 2008.
The purchase price for the acquisition was an initial cash payment of GBP 5,000 ($9,749) plus direct transaction costs of $469. The consideration also includes a contingent earn-out consideration of up to of GBP 4,500 ($9,000) based on satisfaction of certain performance obligation over a two-year period as set out in the share purchase agreement. The Company has also issued restricted share units (RSUs) to certain employees of BizAps aggregating to GBP 500 ($1,000) in July 2008. Such issuance of RSUs will be accounted for as stock compensation charge on the date of grant.
The total estimated cost of acquisition has been allocated to the assets acquired and liabilities assumed based on a preliminary determination of their fair value. The following table summarizes the preliminary allocation:

Cash	$182
Accounts receivable	2,405
Other assets	83
Property and equipment	93
Intangible (customer relationships, technology backed assets, others)	5,359
Goodwill	3,951
Current liabilities	(1,306)
Deferred tax liability	(549)

Total purchase consideration	$10,218

Customer relationships, technology backed assets and other intangible assets are amortized over three years, five years and two years, respectively.
The Company has not disclosed pro forma information because the revenue and net income of BizAps is not material to the revenue and net income of the Company for the three months ended June 30, 2008 and 2007.
WNS Philippines, Inc
On April 3, 2008, WNS formed a joint venture with Advanced Contact Solutions, Inc (“ACS”), a business process outsourcing (“BPO”) services and customer care provider in the Philippines. This joint venture is majority owned by WNS (65%) and the balance by ACS and offers contact center services to global clients across industries. This joint venture enables WNS to bring a large scale talent pool to help solve the business challenges of its clients while diversifying the geographic concentration of delivery. The joint venture company is in the process of being incorporated. As at June 30, 2008, the Company has invested $297 in the joint venture.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)
Marketics Technologies (India) Private Limited (“Marketics”)
On May 8, 2007, the Company completed the acquisition of Marketics, a provider of offshore analytics services. The consideration for the acquisition was an initial cash payment of $30,000 plus direct transaction costs of $1,400. The consideration also included a contingent earn-out payment of $33,360 paid in July 2008 determined based on the performance and results of the operations of Marketics for the fiscal year ended March 31, 2008. As part of the arrangement, the Company acquired 75.1% of the equity shares of Marketics and the remaining 24.9% was transferred to the Company subsequent to the contingent earn-out payment.
The Company has accounted for 100% of the operations from May 1, 2007 as there were no likely conditions that would preclude the transfer of shares held in escrow.
The initial purchase consideration was allocated based on a determination of their fair value as customer relationship intangible of $8,960 and net tangible assets of $1,670 with the residual allocated to goodwill of $20,770. The Company recorded the contingent earn-out payment as additional goodwill.
Flovate Technologies Limited (“Flovate”)
On June 11, 2007, the Company acquired the entire share capital of Flovate, of which the CEO of a division of a UK subsidiary of the Company was a majority shareholder, for a total cash consideration of $6,159 including $221 of transaction costs. The Company has accounted for this acquisition beginning from June 1, 2007. Flovate is a software company and the auto claims handling software of Flovate is used by the Company in its auto claims business in the UK.
The Company has also paid $1,384 held in escrow to the selling shareholders of Flovate in June 2008 upon the software acquired being upgraded as specified in the purchase agreement and recorded as additional cost of software acquired. The total purchase consideration has been allocated based on a determination of their fair value as customer relationship intangible of $652, intellectual property rights of $1,839 and net tangible assets of $380 with the residual allocated to goodwill of $3,288.
3. Stock-based compensation
During the three months ended June 30, 2008 and 2007, the fair value of stock awards (options and RSUs) was estimated at the date of grant using the assumptions as follows:

	Three months ended
	June 30,
	2008	2007
Expected life (in years)	2	2.75
Risk free interest rate	2.2%	4.7%
Volatility	32.1%	30.0%
Dividend yield	0%	0%
Share-based compensation expense during the three months ended June 30, 2008 and 2007 are as follows:

	Three months ended
	June 30,
	2008	2007
Share-based compensation recorded in
— Cost of revenue	$798	$516
— Selling, general and administrative expenses	2,266	989

Total share-based compensation expense	3,064	1,505
Estimated income tax benefit	(641)	(413)

Share-based compensation expense, net of estimated taxes	$2,423	$1,092

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)
4. Comprehensive income (loss)
Components of comprehensive income (loss) for the three month periods ended June 30, 2008 and 2007 are as follows:

	Three months ended
	June 30,
	2008	2007

Net income	$3,340	$8,439
Cumulative translation adjustment	(5,975)	3,563
Change in fair value of cash flow hedges	(14,557)	725
Unrecognized actuarial loss on pension liability	(72)	(117)

Comprehensive income (loss)	$(17,264)	$12,610

5. Capital structure
The following table sets forth the movement of the number of ordinary shares:

	Three months ended
	June 30,
	2008	2007

Shares outstanding at the beginning of the period	42,363,100	41,842,879
Shares issued upon exercise of options	96,959	63,598

Shares outstanding at the end of the period	42,460,059	41,906,477

6. Income per share
The following table sets forth the computation of basic and diluted net income per share:

	Three months ended
	June 30,
	2008	2007
Numerator:
Net income	$3,340	$8,439
Denominator:
Basic weighted average ordinary shares outstanding	42,406,786	41,892,868
Dilutive impact of equivalent stock options outstanding	1,095,883	1,192,975

Diluted weighted average ordinary shares outstanding	43,502,669	43,085,843

The Company computes net income per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share”. The computation of net income per ordinary share was determined by dividing net income by the weighted average ordinary shares outstanding during the respective periods.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)
7. Retirement benefits
Defined contribution plan
The following table sets forth the Company’s contribution to defined contribution plans:

	Three months ended
	June 30,
	2008	2007
Provident fund — India	$1,368	$1,169
Pension scheme — UK	212	131
401(k) Plan — US	126	120

	$1,706	$1,420

Defined benefit plan — gratuity
The following table sets forth the net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India and Sri Lanka.

	Three months ended
	June 30,
	2008	2007
Net periodic gratuity cost
Service cost	$150	$123
Interest cost	55	30
Expected return on plan assets	(17)	(9)
Recognized net actuarial loss	62	2

Net periodic gratuity cost for the period	$250	$146

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)
8. Segments
The Company has several operating segments including travel, insurance, auto claims (WNS Assistance and Chang Limited) and others, including knowledge services and healthclaims. The Company believes that the business process outsourcing services that it provides to customers in industries such as travel, insurance and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”) . However, WNS Assistance and Chang Limited (“WNS Auto Claims BPO”), which provide automobile claims handling services, do not meet the aggregation criteria under SFAS No. 131. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.
In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “Non fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue. The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Segmental information for the three-month period ended June 30, 2008 and 2007 are as follows:

	Three months ended June 30, 2008
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total
Revenue from external customers	$65,485	$57,459	—	$122,944

Segmental revenue	$65,670	$57,459	$(185)	$122,944
Payments to repair centers	—	40,724	—	40,724

Revenue less repair payments	65,670	16,735	(185)	82,220

Depreciation	4,484	337	—	4,821
Other costs	55,638	12,621	(185)	68,074

Segment operating income	5,548	3,777	—	9,325
Unallocated share-based compensation expense				(3,064)
Amortization of intangible assets				(1,469)
Other expense				(1,513)
Interest expense				(147)

Income before income taxes				3,132
Benefit for income taxes				208

Net income				3,340

Capital expenditure	$2,368	61	—	2,429

Segment assets, net of eliminations as at June 30, 2008	$263,781	97,458	—	361,239

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)

	Three months ended June 30, 2007
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total
Revenue from external customers	$62,886	$49,637	—	$112,523

Segmental revenue	$63,131	$49,637	$(245)	$112,523
Payments to repair centers	—	42,750	—	42,750

Revenue less repair payments	63,131	6,887	(245)	69,773

Depreciation	3,965	406	—	4,371
Other costs	53,267	3,280	(245)	56,302

Segment operating income	5,899	3,201	—	9,100
Unallocated share-based compensation expense				(1,505)
Amortization of intangible assets				(829)
Other income, net				2,686
Income before income taxes				9,452
Provision for income taxes				(1,013)

Net income				$8,439

Capital expenditure	$3,541	$1,852	—	$5,393

Segment assets, net of eliminations as at June 30, 2007	$223,393	$70,909	—	$294,302

9. Other expense (income), net
Components of other income for the three month periods ended June 30, 2008 and 2007 are as follows:

	Three months ended
	June 30,
	2008	2007

Interest income	$691	$1,324
Foreign exchange gain (loss), net	(2,483)	1,272
Other income	278	90

Total other income (expense) net	$(1,514)	$2,686

10. Fair value measurement
Effective April 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” except as it applies to the non-financial assets and non-financial liabilities subject to Financial Staff Positions (“FSP”) FAS 157-2, “Effective Date of FASB Statement No.157” (“FSP FAS 157-2”) (see Note 11 below). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with SFAS No. 157, the Company measures cash equivalents, marketable securities and foreign currency derivative contracts at fair value. Cash equivalents and marketable securities are primarily classified within Level 1 or Level 2. This is because the cash equivalents and marketable securities are valued primarily using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments in inactive markets. Assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	June 30, 2008	(Level 1)	(Level 2)	(Level 3)
Assets
Other current assets
Foreign currency derivative contracts	$3,424	—	$3,424	—
Total Assets	$3,424	—	$3,424	—
Liabilities
Other current liabilities
Foreign currency derivative contracts — current	14,646		14,646	—
Outstanding derivative contracts — non current	3,674		3,674	—
Total liabilities	$18,320		$18,320
Effective April 1, 2008, the Company also adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, which allows an entity to choose to measure certain financial instruments and liabilities at fair value on a contract-by-contract basis. Subsequent fair value measurement for the financial instruments and liabilities an entity chooses to measure will be recognized in earnings. As of June 30, 2008, the Company did not elect such an option for the financial instruments and liabilities.
11. Recent accounting pronouncements
In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations”. The standard changes the way companies account for business combinations and requires the acquiring entity in a business combination to recognize assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information needed by investors to understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting research Bulletin No. 51”. This statement requires an entity to classify noncontrolling financial interests in subsidiaries as a separate component of equity. Additionally, transactions between an entity and noncontrolling interests are required to be treated as equity transactions. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its consolidated financial statements.
In February 2008, the FASB issued FSP FAS 157-2, which defers the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. FSP FAS 157-2 is effective for the Company beginning April 1, 2009. The Company is currently evaluating the impact of SFAS No. 157 on non-financial assets and non-financial liabilities, but does not expect the adoption of SFAS No. 157 to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early adoption permitted. The Company is currently evaluating its impact on its consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. SFAS No. 162 becomes effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company does not expect that the adoption of SFAS No. 162 will have a material impact on its consolidated financial statements.
In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FASB Staff Position (“FSP”) No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company is required to adopt FSP No. FAS 142-3 for fiscal years beginning after December 15, 2008. The Company is evaluating the impact that the adoption of FSP No. FAS 142-3 will have on its consolidated financial statements.
12. Short-term line of credit
Short-term line of credit represents amounts outstanding under an overdraft and bill discounting facility available to Call 24/7 from Clydesdale Bank, Plc.
13. Subsequent events
In July 2008, WNS entered into a transaction with Aviva International Holdings Limited (“AVIVA”) consisting of a share sale and purchase agreement and the AVIVA master services agreement. The total consideration for the transaction was approximately £115 million (approximately $229 million based on the noon buying rate as of June 30, 2008), subject to adjustments for cash, debt and the enterprise values of the companies holding the Chennai and Pune facilities which will be determined on their respective transfer dates to Aviva Global Services Singapore Private Limited (“Aviva Global”).

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
JUNE 30, 2008 AND 2007
(Amounts in thousands, except share and per share data)
Pursuant to the share sale and purchase agreement with AVIVA, the Company acquired all the shares of Aviva Global, which acquisition was completed in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. The Company had provided BPO services to AVIVA from the Sri Lankan facility pursuant to build- operate- transfer, or BOT, contract. AVIVA exercised its option and acquired the Sri Lanka business on July 1, 2007. With this acquisition of Aviva Global, the Company acquires the Bangalore operations and reassumes control of the Sri Lanka operations. The Company also provided BPO services to AVIVA pursuant to BOT contracts from facility in Pune, India (Ntrance). As a result of this transaction, the Pune facility (Ntrance) will remain with the Company. In addition, there are two facilities in Chennai and Pune, India, which were operated by third party BPO providers for Aviva Global under similar BOT contracts. Aviva Global has exercised its option to require the third party BPO providers to transfer these facilities to Aviva Global. The completion of the transfer of the Chennai facility occurred in July 2008. Completion of the transfer of the Pune facility occurred in August 2008.
Pursuant to the master services agreement with Aviva Global Services (Management Services) Private Limited (“AVIVA MS”), the Company will provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of this agreement, the Company will provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, the Company has the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers.
On July 11, 2008, the Company entered into a secured 4.5 year term loan facility of $200 million to finance the transaction with AVIVA described above. The rate of interest payable on the facility is US dollar LIBOR plus 3% per annum. The interest period for the loan is three months or such other period as the Company may select. The Company is currently paying interest on a three-month basis under this loan. The amount drawn down under this facility as of the date hereof was $200 million, and there is no available capacity under this facility for the Company to borrow any additional amount. The loan is repayable in eight semiannual installments with the first installment falling due on July 10, 2009.
The Company is subject to financial covenants as to gearing (the ratio of total borrowings to tangible net worth), (ratio of total borrowings to earnings before interest, taxes, depreciation and amortization, or EBITDA), debt service coverage (ratio of EBITDA to debt service), and ratio of the aggregate outstanding under the facility to the value of Aviva Global which shall not be more than 100% at any time. The facility is secured by, among other things, guarantees provided by the Company and certain of its subsidiaries.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2008. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Europe and North America.
Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a clients’ relationship with us.
Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “Fault” and “Non fault” repairs. In “Fault” repairs, we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, we act as the principal in our dealings with the third party repair centers and our clients. The amounts we invoice to our clients for payments made by us to third party repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue less repair payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments for “Fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients, For “Non fault” repairs, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenues. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Three months ended June 30,
	2008	2007
	(US dollars in millions)
Revenue	$122.9	$112.5
Less: Payments to repair centers	40.7	42.7
Revenue less repair payments	82.2	69.8
Recent Developments
In July 2008, we entered into a transaction with AVIVA International Holdings Limited, or AVIVA, consisting of a share sale and purchase agreement and a master services agreement. The total consideration for the transaction was approximately £115 million (approximately $229 million based on the noon buying rate as of June 30, 2008), subject to adjustments for cash, debt and the enterprise values of the companies holding the Chennai and Pune facilities which will be determined on their respective transfer dates to Aviva Global Services Singapore Private Limited, or Aviva Global.

Pursuant to the share sale and purchase agreement with AVIVA, the Company acquired all the shares of Aviva Global, which acquisition was completed in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. The Company had provided BPO services to AVIVA from the Sri Lankan facility pursuant to build- operate- transfer, or BOT, contract. AVIVA exercised its option and acquired the Sri Lanka business on July 1, 2007. With this acquisition of Aviva Global, the Company acquires the Bangalore operations and reassumes control of the Sri Lanka operations. The Company also provided BPO services to AVIVA pursuant to BOT contracts from facility in Pune, India (Ntrance). As a result of this transaction, the Pune facility (Ntrance) will remain with the Company. In addition, there are two facilities in Chennai and Pune, India, which were operated by third party BPO providers for Aviva Global under similar BOT contracts. Aviva Global has exercised its option to require the third party BPO providers to transfer these facilities to Aviva Global. The completion of the transfer of the Chennai facility occurred in July 2008. Completion of the transfer of the Pune facility occured in August 2008.
Pursuant to the master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, or the AVIVA master services agreement, we will provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we will provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. As part of the agreement, we also expect to benefit from Aviva Global’s contract with AVIVA’s Irish subsidiary, Hibernian.
On July 11, 2008, we entered into a secured 4.5 year term loan facility of $200 million to finance our transaction with AVIVA. We drew down the full amount of $200 million under the facility in July 2008. The rate of interest payable on the facility is US dollar LIBOR plus 3% per annum. However, this interest rate is subject to change as we have agreed that the arrangers for the bank loan have the right at any time prior to the completion of the syndication of the bank loan to change the pricing of the bank loan if any such arranger determines that such change is necessary to ensure a successful syndication of the bank loan. We expect the syndication of the bank loan to be completed by March 31, 2009. The interest period for the loan is three months or such other period as we may select. We are currently paying interest on a three-month basis under this loan. The loan is repayable in eight semi-annual installments with the first installment falling due on July 10, 2009.
Under this facility, we are subject to change of control covenants and financial covenants as to gearing (the ratio of total borrowings to tangible net worth), borrowings (ratio of total borrowings to earnings before interest, taxes, depreciation and amortization, or EBITDA), debt service coverage (ratio of EBITDA to debt service), and the ratio of the aggregate outstanding under the facility to the value of Aviva Global.
The facility is secured by, among other things, guarantees provided by us and certain of our subsidiaries, namely, WNS Capital Investment Limited, WNS Global Services (UK) Limited, or WNS UK, and WNS North America Inc., a fixed and floating charge over the assets of WNS UK, share pledges over WNS Capital Investment Limited, WNS UK, WNS North America Inc. and WNS (Mauritius) Limited, and charges over certain bank accounts.
Revenue
We generate revenue by providing business process outsourcing services to our clients. For the three months ended June 30, 2008, our revenue was $122.9 million as compared to $112.5 million for the three months ended June 30, 2007, representing an increase of 9.3%. Our revenue less repair payments was $82.2 million for the three months ended June 30, 2008 as compared to $69.8 million for the three months ended June 30, 2007, representing an increase of 17.8%.
We believe that we have been successful in achieving strong revenue growth due to a number of factors, including our understanding of our clients’ industries, our focus on operational excellence and our world-class management team with significant experience in the global outsourcing industry. We have been successful in adding new clients who are diversified across industries and geographies to our existing large client base.
Our Contracts
We provide our services under contracts with our clients, the majority of which have terms ranging between three and five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with notice periods ranging from three to six months. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenues, except for our contract with one of our top five clients based on revenue less repair payments in fiscal 2008, and the AVIVA master services agreement that we entered into in July 2008 as described under “—Recent Developments” above. Under the terms of our agreement with one of our top five clients, the annual forecasted revenue to be provided to us amounts to $38.7 million, $39.9 million and $41.1 million for calendar years 2008, 2009 and 2010, respectively. In the event actual revenue provided to us in any year is less than 75% of the annual forecasted revenue for that year, or the Annual Minimum Revenue Commitment, the client has agreed to pay us 65% of the difference between the Annual Minimum Revenue Commitment and the actual revenue provided for that year after certain deductions. However, notwithstanding these minimum revenue commitments, there are also termination at will provisions which permit the client to terminate the individual statements of work without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum revenue commitment. In the case of the AVIVA master services agreement, AVIVA MS has agreed to provide a minimum volume of business, or Minimum Volume Commitment, to us during the term of the contract. The Minimum Volume Commitment is calculated as 3,000 billable full time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In the event the mean average monthly volume of business in any rolling three month period does not reach the Minimum Volume Commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the Minimum Volume Commitment, there are termination at will provisions which permit AVIVA MS to terminate the AVIVA master services agreement without cause at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to Aviva Global in July 2008, 24 months from September 19, 2008 and in the case of the Pune facility which is currently operated by a third party BPO provider, 24 months after 60 days from the date of completion of the transfer of the Pune facility, in each case, with six months’ notice upon payment of a termination fee. Under the terms of the AVIVA master services agreement, we are also granted an exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers.
Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.
When we are engaged by a client, we typically transfer that clients’ processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.
In the WNS Global BPO segment, we charge for our services primarily based on three pricing models — per full-time-equivalent; per transaction; or cost-plus — as follows:
•	per full-time equivalent arrangements typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

•	per transaction arrangements typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed); and

•	cost-plus arrangements typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.
In July 2006, we entered into a definitive contract with British Airways to replace the prior contract. The new contract will expire in May 2012. Under the new contract the parties have agreed to change the basis of pricing for a portion of the contracted services over a transition period from a “per full time equivalent basis” to a “per unit transaction basis.” This change has had the effect of reducing the amount of revenue that we receive under this contract for the same level of services. The change to a “per unit transaction price” basis allows us to share benefits from increases in efficiency in performing services under this contract. In fiscal 2008, this change in the basis of pricing resulted in a decrease in the amount of revenue for the same level of services provided by us but an increase in profitability due to increases in efficiency.
Our prior contracts with another major client, AVIVA, granted Aviva Global, which was AVIVA’s business process offshoring subsidiary, the option to require us to transfer our facilities at Sri Lanka and Pune to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenues generated by the Sri Lanka facility. From April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and for the three months ended June 30, 2007 and 2006, the Sri Lanka facility accounted for 1.8% and 2.7% of our revenue, respectively, and 2.8% and 3.1% of our revenue less repair payments, respectively. In fiscal 2007 and 2006, the Sri Lanka facility accounted for 1.9% and 3.3% of our revenue, respectively, and 3.0% and 4.5% of our revenue less repair payments, respectively. The Sri Lanka facility was transferred at book value and did not result in a material gain or loss. With the transaction that we entered into with AVIVA in July 2008 described above, we have, through the acquisition of Aviva Global, resumed control of the Sri Lanka facility and we will continue to retain ownership of the Pune facility and we expect these facilities to continue to generate revenues for us under the AVIVA master services agreement. However, we may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners, which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and revenue less repair payments, respectively. For the three months ended June 30, 2007, FMFC accounted for 3.7% of our revenue, and 6.0% of our revenue less repair payments. Contractually, FMFC was obligated to provide us with annual minimum revenues, or pay the shortfall, through fiscal 2011. We have filed claims in FMFC’s Chapter 11 case both for the payment of unpaid invoices for services rendered to FMFC before FMFC filed for Chapter 11 bankruptcy, for our entitlement under FMFC’s annual minimum revenue commitment, and for administrative expenses. The amount of outstanding claims filed totaled $15.6 million; however, the realizability of these claims cannot be determined at this time. We have provided an allowance for doubtful accounts for the entire amount of accounts receivable from FMFC for fiscal 2008 and 2007.
A small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients. In our WNS Auto Claims BPO segment, we earn revenue from claims handling and accident management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile accident management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide consolidated suite of services towards accident management including credit hire and credit repair for “Non fault” repairs business. Overall, we believe that we have established a sustainable business model which offers revenue visibility over a substantial portion of our business. We have done so by:
•	developing a broad client base which has resulted in limited reliance on any particular client;

•	seeking to balance our revenue base by targeting industries that offer significant offshore outsourcing potential;

•	addressing the largest markets for offshore business process outsourcing services, which provide geographic diversity across our client base; and

•	focusing our service mix on diverse data, voice and analytical processes, resulting in enhanced client retention.
Expenses
The majority of our expense is comprised of cost of revenue and operating expenses. The key components of our cost of revenue are payments to repair centers, employee costs and infrastructure-related costs. Our operating expenses include selling, general and administrative expenses, or SG&A, and amortization of intangible assets. Our non-operating expenses include interest expenses, other income and other expenses.
Cost of Revenue
Our WNS Auto Claims BPO segment includes automobile accident management services, where we arrange for repairs through a network of repair centers. The value of these payments in any given period is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.
Employee costs are also a significant component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention.
Our infrastructure costs are comprised of depreciation, lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.

SG&A Expenses
Our SG&A expenses are primarily comprised of corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses, and other general expenses not related to cost of revenue.
Amortization of Intangible Assets
Amortization of intangible assets is associated with our acquisitions of Marketics Technologies (India) Private Limited, or Marketics, in May 2007, Flovate Technologies Limited, or Flovate, in June 2007, Call 24/7 Limited or Call 24/7, in April 2008 and Business Applications Associates Limited, or BizAps, in June 2008.
Other Income (Expense), Net
Other income (expense), net is comprised of interest expenses, interest income and foreign exchange gains or losses. Interest expense primarily relates to interest charges arising from short-term note payable and line of credit.
Operating data
The following table presents certain operating data as of dates indicated:

	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Total head count	18,053	18,104	17,812	17,090	16,709
Built up seats	11,253	11,062	10,834	9,475	9,358
Used seats	8,947	8,559	8,279	8,131	7,825
Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees and billed to clients. The balance would be termed “vacant seats.” The vacant seats would get converted into used seats when we acquire a new client or increase head count.
Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	Revenue		Revenue less repair payments
	Three months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007

Cost of revenue	80.1%	80.2%	70.3%	68.0%
Gross profit	19.9%	19.8%	29.7%	32.0%
Operating expenses
SG&A	14.8%	13.1%	22.1%	21.1%
Amortization of intangible assets	1.2%	0.7%	1.8%	1.2%
Operating income	3.9%	6.0%	5.8%	9.7%
Other (expense) income, net	(1.4)%	2.4%	(2.0)%	3.8%
Benefit (provision) for income taxes	0.2%	(0.9)%	0.3%	(1.5)%
Net income	2.7%	7.5%	4.1%	12.1%
The following table reconciles revenue less repair payments to revenue and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Three months ended June 30,
	2008	2007	2008	2007
	(US dollars in millions)
Revenue	$122.9	$112.5	100%	100%
Less: Payments to repair centers	40.7	42.7	33%	38%

Revenue less repair payments	$82.2	$69.8	67%	62%

The following table presents our results of operations for the periods indicated:

	Three months ended June 30,
	2008	2007
	(US dollars in millions)
Revenue	$122.9	$112.5
Cost of revenue(1)	98.4	90.2
Gross profit	24.5	22.3
Operating expenses
SG&A(2)	18.2	14.7
Amortization of intangible assets	1.5	0.8
Operating income	4.8	6.8
Other (expense) income, net	(1.7)	2.7
Benefit (provision) for income taxes	0.2	(1.0)
Net income	3.3	8.4

Notes:

(1)	Includes share- based compensation expense of $0.8 million for the three months ended June 30, 2008, and $0.5 million for the three months ended June 30, 2007.

(2)	Includes share- based compensation expense of $3.1 million for the three months ended June 30, 2008, and $1.5 million for the three months ended June 30, 2007.
Results for Three months ended June 30, 2008 Compared to Three months ended June 30, 2007
Revenue
Revenues for the quarter ended June 30, 2008 was $122.9 million as compared to $112.5 million for the quarter ended June 30, 2007, representing an increase of $10.4 million or 9.3%. This increase in revenue of $10.4 million was primarily attributable to an increase in revenue from existing clients of $5.0 million on account of an expansion of the number of processes that we executed for these clients, and an increase in volumes for the existing processes, and an increase in revenue from new clients of $5.4 million. Of this $10.4 million of increase in revenues, $9.4 million and $0.2 million in revenue were attributable to revenue from new and existing clients of Call 24/7 and BizAps which we acquired in April 2008 and in June 2008, respectively. Revenue from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $62.8 million, $29.6 million and $29.8 million, respectively, of our revenue for the quarter ended June 30, 2008, representing an increase of 11.0%, 5.1% and 9.6%, respectively, from quarter ended June 30, 2007.
Revenue Less Repair Payments
Revenue less repair payments for the quarter ended June 30, 2008 was $82.2 million, an increase of $12.4 million or 17.8% over our revenue less repair payments of $69.8 million for the quarter ended June 30, 2007. This increase in revenue less repair payments of $12.4 million was primarily attributable to an increase in revenue less repair payments from existing clients of $6.9 million on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue less repair payments from new clients was $5.5 million. Of the $12.4 million of increase in revenue less repair payments, $9.4 million and $0.2 million in revenue less repair payments were attributable to new and existing clients of Call 24/7 and BizAps which we acquired in April 2008 and June 2008, respectively. Contract prices across the various types of processes remained substantially stable over this period. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $44.3 million, $7.4 million and $29.8 million, respectively, of our revenue less repair payments for the quarter ended June 30, 2008, representing increases of 24.6%, 14.5% and 9.6%, respectively, from the quarter ended June 30, 2007. We realized an increase in revenue less repair payments across our business units for the quarter ended June 30, 2008, most significantly in our Emerging Services unit, followed by our banking, financial services and insurance, or BFSI, unit and, to a lesser degree, in our Travel Services unit.

Cost of Revenue
Cost of revenue for the quarter ended June 30, 2008 was 80.1% of revenue as compared to 80.2% of revenue for the quarter ended June 30, 2007. Cost of revenue for the quarter ended June 30, 2008 was $98.4 million, an increase of $8.2 million or 9.1% over our cost of revenue of $90.2 million for the quarter ended June 30, 2007. Payments made to repair centers decreased by $2.0 million to $40.7 million for the quarter ended June 30, 2008 from $42.8 million for the quarter ended June 30, 2007 mainly due to decreased business from existing clients of WNS Assistance, our auto claims business. Operating employee compensation increased by $5.6 million due to an increase in headcount and wages. In addition, infrastructure costs increased by $6.4 million and depreciation cost increased by $0.4 million due to the opening of new delivery centers, one each in Mumbai, Pune, Gurgaon and Bangalore, Romania and also payment made to the repair centers in Call 24/7. The increase was partially offset by a decrease in travel costs by $2.1 million. Share-based compensation cost included in operating employee compensation increased by $0.3 million for the quarter ended June 30, 2008 as compared to the quarter ended June 30, 2007.
Gross Profit
Gross profit for the quarter ended June 30, 2008 was $24.5 million, or 19.9% of revenue, as compared to $22.3 million, or 19.8% of revenue, for the quarter ended June 30, 2007. Gross profit as a percentage of revenue less repair payments was 29.7% for the quarter ended June 30, 2008 compared to 32.0% for the quarter ended June 30, 2007. Gross profit as a percentage of revenue less repair payments decreased by approximately 2.3% for the quarter ended June 30, 2008 as compared to the quarter ended June 30, 2007 primarily on account of an increase in cost of revenue of $8.3 million as discussed above.
SG&A Expenses
SG&A expenses for the quarter ended June 30, 2008 were $18.2 million, an increase of $3.5 million or 23.6% over our SG&A expenses of $14.7 million for the quarter ended June 30, 2007. Non-operating employee compensation was higher by $3.2 million and related travel expenses were higher by $0.1 million largely on account of our increased marketing efforts and an increase in headcount. Share-based compensation costs, which are included in non-operating employee compensation, increased by $1.3 million for the quarter ended June 30, 2008 as compared to the quarter ended June 30, 2007. Other SG&A cost elements such as (i) provision for bad debts increased by $0.1 million on account of the provision for doubtful receivables, (ii) fringe benefit tax payable by us on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees increased by $0.5 million, (iii) facilities costs increased by $0.5 million due primarily to the setting up of new delivery centers, one each in Mumbai, Pune, Gurgaon Bangalore and Romania, (iv) depreciation cost increased by $0.1 million due to the opening of new delivery centers, one each in Mumbai, Pune, Gurgaon, Bangalore and Romania, and (v) other administration related expenses such as communication costs and marketing costs increased by $0.3 million. The increase was partially offset by a decrease in other SG&A cost elements such as (i) a decrease in professional fees by $0.7 million, (ii) a decrease in other employee related costs such as recruitment and training costs by $0.5 million, and (iii) a decrease in fringe benefit tax on other expenses by $0.1 million. SG&A expenses as a percentage of revenue was 14.8% for the quarter ended June 30, 2008 as compared to 13.1% for the quarter ended June 30, 2007. SG&A expenses as a percentage of revenue less repair payments was 22.1% for the quarter ended June 30, 2008 as compared to 21.1% for the quarter ended June 30, 2007.
Amortization of Intangible Assets
Amortization of intangible assets was $1.5 million for the quarter ended June 30, 2008, an increase of $0.6 million or 77.2% over $0.8 million for the quarter ended June 30, 2007. The increase was primarily on account of amortization of intangible assets acquired through our acquisitions of Marketics in May 2007, Flovate in June 2007, Call 24/7 in April 2008 and BizAps in June 2008.
Operating Income
Income from operations for the quarter ended June 30, 2008 was $4.8 million compared to $6.8 million for the quarter ended June 30, 2007, due to the reasons discussed above. Income from operations as a percentage of revenue was 3.9% for the quarter ended June 30, 2008 as compared to 6.0% for the quarter ended June 30, 2007. Income from operations as a percentage of revenue less repair payments was 5.8% for the quarter ended June 30, 2008 as compared to 9.7% for the quarter ended June 30, 2007.
Other (Expense) Income, Net
Other expenses, net for the quarter ended June 30, 2008 was $1.7 million as compared to other income of $2.7 million for the quarter ended June 30, 2007, primarily on account of a decrease in interest income by $0.6 million to $0.7 million for the quarter ended June 30, 2008 as compared to $1.3 million for the quarter ended June 30, 2007, and a foreign exchange loss of $2.5 million for the quarter ended June 30, 2008 as compared to a foreign exchange gain of $1.3 million for the quarter ended June 30, 2007.

Provision for Income Taxes
Provision for income taxes for the quarter ended June 30, 2008 was $(0.2) million, as compared to $1.0 million for the quarter ended June 30, 2007. This decrease is primarily on account of one time deferred tax credits arising from the extension of the tax holiday in India by one year.
Net Income
Net income for the quarter ended June 30, 2008 was $3.3 million as compared to $8.4 million for the quarter ended June 30, 2007. Net margin was 2.7% for the quarter ended June 30, 2008 as compared to 7.5% for the quarter ended June 30, 2007. Net margins as percentage of revenue less repair payments was 4.1% for the quarter ended June 30, 2008 as compared to 12.1% for the quarter ended June 30, 2007.
Liquidity and Capital Resources
Historically, our sources of funding have principally been from cash flow from operations supplemented by equity and short-term debt financing as required. Our capital requirements have principally been for the establishment of operations facilities to support our growth and for acquisitions.
During the three months ended June 30, 2008 and June 30, 2007, our net income was $3.3 million and $8.4 million, respectively.
As of June 30, 2008, we had cash and cash equivalents of $73.3 million. We typically seek to invest our available cash on hand in bank deposits and money market funds. As of June 30, 2008, we had an unused line of credit of Rs. 361.8 million ($8.4 million, based on the exchange rate of Rs. 42.85 to $1.00 as at June 30, 2008) from Hong Kong and Shanghai Banking Corporation, Mumbai Branch.
Subsequent to June 30, 2008, the utilization of cash and cash equivalents is mainly for the earn-out payment to Marketics of $33.4 million and for the acquisition of Aviva Global of £115 million (approximately $229 million based on the noon buying rate as of June 30, 2008). The acquisition of Aviva Global was funded by a term loan from ICICI Bank UK Plc and ICICI Bank Canada of $200 million and the balance from existing cash and cash equivalents. We have also obtained a working capital loan from the Hong Kong and Shanghai Banking Corporation of $7.0 million.
On July 11, 2008, we entered into a secured 4.5 year term loan facility of $200 million to finance the transaction with AVIVA described above. The rate of interest payable on the facility is US dollar LIBOR plus 3% per annum. The interest period for the loan is three months or such other period as we may select. We are currently paying interest on a three-month basis under this loan. The amount drawn down under this facility as of the date hereof was $200 million, and there is no available capacity under this facility for us to borrow any additional amount. The loan is repayable in eight semi-annual installments with the first installment falling due on July 10, 2009.
Short-term line of credit pertains to the facility enjoyed by the new acquisition Call 24/7. The Company has in place an overdraft and invoice discounting facility with a bank in the UK. The limits for the overdraft and invoice discounting facility are GBP 300 ($600) and GBP 4,000 ($8,000) respectively. As at June 30, 2008, we had availed a total $8,174 of this facility.
Our business strategy requires us to continuously expand our delivery capabilities. We expect to incur capital expenditure on setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We believe that our anticipated cash generated from operating activities and cash and cash equivalents in hand will be sufficient to meet our estimated capital expenditure needs for fiscal 2009. We may in future consider making acquisitions which we expect to be able to finance partly or fully from cash generated from operating activities. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may need to obtain further financing. We cannot assure you that additional financing, if needed, will be available on favorable terms at all.
Cash Flows from Operating Activities
Cash flows used in operating activities were $2.0 million for the three months ended June 30, 2008 as compared to $0.4 million for the three months ended June 30, 2007. The increase in cash flows used in operating activities for the three months ended June 30, 2008 as compared to the three months ended June 30, 2007 was primarily attributable to a decrease in net income of $5.1 million offset by an increase in working capital of $1.5 million and an increase in cash profits of $2.0 million. The increase in working capital of $1.5 million was primarily attributable to an increase in accounts receivables by $5.5 million, a decrease in accounts payables by $2.5 million and an increase in other current assets by $0.2 million, partially offset by an increase in current liabilities by $6.8 million. The increase in cash profits of $2.0 million was on account of an increase in depreciation and amortization costs by $1.1 million, an increase in stock based compensation costs by $1.6 million and an increase in other non-cash items by $0.5 million, partially offset by a decrease in deferred income taxes by $1.2 million.
Cash Flows from Investing Activities
Cash flows used in investing activities were $24.4 million for the three months ended June 30, 2008 as compared to $38.7 million used for the three months ended June 30, 2007. The decrease in cash flow used in investing activities for three months ended June 30, 2008 as compared to three months ended June 30, 2007 was primarily on account of a lower acquisition cost of $26.9 million paid towards the acquisition of Chang Limited, Call 24/7 and BizAps in the quarter ended June 30, 2008 as compared to $33.4 million paid towards the acquisition of Marketics and Flovate in the quarter ended June 30, 2007. This decrease in outflow is also due to a disposal of marketable securities and a decrease in deposits aggregating $4.8 million and a decrease in purchase of property, plant and equipment by $3.0 million as compared to the quarter ended June 30, 2007.

Cash Flows from Financing Activities
Cash outflows from financing activities were $0.06 million for the three months ended June 30, 2008 as compared to an inflow of $0.7 million for the three months ended June 30, 2007. This was due to repayment of a short-term borrowing of $1.2 million for the three months ended June 30, 2008, partially offset by higher proceeds from the exercise of stock options amounting to $0.2 million, an increase in excess tax benefits from stock based compensation of $0.1 million and also due to the remaining balance from our net proceeds from our initial public offering aggregating to $0.1 million in the quarter ended June 30, 2007.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements or obligations.
Quantitative and Qualitative Disclosures About Market Risk
General
Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.
Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.
The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.
Risk Management Procedures
We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies.
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pounds sterling, US dollars and Euros, a significant portion of our expenses for the three months ended June 30, 2008 (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) are incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.
Our exchange rate risk primarily arises from our foreign currency-denominated receivables and payables. Based upon our level of operations for the three months ended June 30, 2008, a sensitivity analysis shows that a 5% appreciation in the pound sterling against the US dollar would have increased revenue for the three months ended June 30, 2008 by approximately $4.4 million. Similarly, a 5% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee for the three months ended June 30, 2008 by approximately $2.4 million.

To protect against exchange gains (losses) on forecasted inter-company revenue, we have instituted a foreign currency cash flow hedging program. Our operating entity in India hedges a part of its forecasted inter company revenue denominated in foreign currencies with forward contracts and options.
Interest Rate Risk
Our exposure to interest rate risk arises principally from our borrowings under the term loan facility of $200 million from ICICI Bank UK Plc and ICICI Bank Canada which has a floating rate of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures will be reviewed by appropriate levels of management on a monthly basis. We do not enter into hedging instruments for speculative purposes.
Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, accounts receivable from related parties, accounts receivables from others and bank deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. Our cash equivalents, bank deposits and restricted cash are invested with banks with high investment grade credit ratings. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily based in Europe and North America. We monitor the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in our financial statements.

Part III — RISK FACTORS
This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.
Risks Related to Our Business
We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 50.6% to $459.9 million in fiscal 2008 from $202.8 million in fiscal 2006. Our revenue less repair payments has grown at a compound annual growth rate of 40.2% to $290.7 million in fiscal 2008 from $147.9 million in fiscal 2006. Our employees have increased to 18,104 as of March 31, 2008 from 10,433 as of March 31, 2006. In January 2008, we launched a 133-seat facility in Bucharest, Romania, to deliver finance and accounting, and customer support services across a range of industries in French, German, Italian and Spanish to clients with European operations. In addition, in fiscal 2008, we set up new delivery centers in Pune, Mumbai, Gurgaon, and Bangalore. Our majority owned subsidiary, WNS Philippines Inc., set up a delivery center in the Philippines in April 2008. WNS Philippines Inc. is a joint venture company set up with Advanced Contact Solutions, Inc., a leader in business process outsourcing, or BPO, services and customer care in the Philippines. We now have delivery centers in five locations in India, Sri Lanka, Romania, the Philippines and the UK. In fiscal 2009, we intend to set up new delivery centers in Mumbai, Nashik, Gurgaon and Pune. In July 2008, we entered into a transaction with AVIVA International Holdings Limited, or AVIVA, consisting of a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and a master services agreement with AVIVA MS, or the AVIVA master services agreement, pursuant to which we will provide BPO services to AVIVA’s UK and Canadian businesses. Aviva Global was the business process offshoring subsidiary of AVIVA. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Recent Developments” for more details on this transaction. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.
This rapid growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.
A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. For fiscal 2008 and 2007, our five largest clients accounted for 57.3% and 55.2% of our revenue and 42.2% and 45.7% of our revenue less repair payments, respectively.
First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For the three months ended June 30, 2007 and 2006, FMFC accounted for 3.7% and 6.5% of our revenue, and 6.0% and 7.5% our revenue less repair payments, respectively. In fiscal 2007, FMFC accounted for 4.3% of our revenue and 6.8% of our revenue less repair payments. The loss of revenue from FMFC materially reduced our revenue in fiscal 2008.
Our contracts with another major client, AVIVA, provide Aviva Global, which was AVIVA’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenues generated by the Sri Lanka facility. From April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and for the three months ended June 30, 2007 and 2006, the Sri Lanka facility accounted for 1.8% and 2.7% of our revenue, respectively, and 2.8% and 3.1% of our revenue less repair payments, respectively. In fiscal 2007 and 2006, the Sri Lanka facility accounted for 1.9% and 3.3% of our revenue, respectively, and 3.0% and 4.5% of our revenue less repair payments, respectively. With the transaction that we entered into with AVIVA in July 2008 described above, we have, through the acquisition of Aviva Global, resumed control of the Sri Lanka facility and we will continue to retain ownership of the Pune facility and we expect these facilities to continue to generate revenues for us under the AVIVA master services agreement. However, we may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process outsourcing service provider or return work in-house.
Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the United States. Any decrease in demand for outsourced services in these industries or economic slowdowns or factors that affect the worldwide economic and business conditions could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the banking, financial services and insurance, or BFSI, industry and the travel industry. In fiscal 2008 and 2007, 57.4% and 61.8% of our revenue, respectively, and 32.7% and 38.7% of our revenue less repair payments, respectively, were derived from clients in the BFSI industry. During the same periods, clients in the travel industry contributed 22.5% and 22.8% of our revenue, respectively, and 35.6% and 36.6% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. A downturn in any of our targeted industries, particularly the BFSI or travel industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, following the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 0.9% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively. For the three months ended June 30, 2007 and 2006, FMFC accounted for 3.7% and 6.5% of our revenue, respectively, and 6.0% and 7.5% our revenue less repair payments, respectively. The downturn in the mortgage market could result in a further decrease in the demand for our services and adversely affect our results of our operations.
Further, a downturn in worldwide economic and business conditions may result in our clients reducing or postponing their outsourced business requirements, which may in turn decrease the demand for our services and adversely affect our results of operations. In particular, our revenues are highly dependent on the economic health of Europe and the United States. In fiscal 2008 and 2007, 74.5% and 76.3% of our revenue, respectively, and 59.7% and 62.0% of our revenue less repair payments, respectively, were derived from clients located in Europe. During the same periods, 24.7% and 22.9% of our revenue, respectively, and 39.1% and 36.8% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the United States). Any weakening of the European or United States economy may have an adverse impact on our revenue.
Other developments may also lead to a decline in the demand for our services in these industries. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations, financial condition and cash flows.
Our senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.
Our future success substantially depends on the continued service and performance of the members of our senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. In fiscal 2008, our attrition rate for associates (employees who execute business processes for our clients following their completion of a six-month probationary period) was approximately 38.4% which we believe is broadly in line with our peers in the offshore business process outsourcing industry. There is significant competition in India for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
In addition, our ability to maintain and renew existing engagements and obtain new businesses will depend, in large part, on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may not be successful in achieving the expected benefits from our transaction with AVIVA in July 2008, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, the bank loan that we have incurred to fund the transaction may put a strain on our financial position.
In July 2008, we entered into a transaction with AVIVA consisting of a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and the AVIVA master services agreement pursuant to which we will provide BPO services to AVIVA’s UK and Canadian businesses. We completed the acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. There are also two facilities in Chennai and Pune, India, which are operated by third party BPO providers but in respect of which Aviva Global has exercised its option to require such BPO providers to transfer such facilities to Aviva Global. The completion of the transfer of the Chennai facility occurred in July 2008. Completion of the transfer of the Pune facility occured in August 2008. The total consideration for the transaction was approximately £115 million (approximately $229 million based on the noon buying rate as of June 30, 2008), subject to adjustments for cash, debt and the enterprise values of the companies holding the Chennai and Pune facilities which will be determined on their respective transfer dates to Aviva Global. We incurred a bank loan of $200 million to fund, together with cash in hand, the consideration for the transaction.
We will need to integrate Aviva Global’s various facilities with the rest of our business. We cannot assure you that such integration will be successful. Failure to integrate the acquisition or to manage growth effectively could adversely affect our business, results of operations, financial condition and cash flows. We may not be able to grow our revenues, expand our service offerings and market share, or achieve the accretive benefits that we expected from the acquisition of Aviva Global and the AVIVA master services agreement.

Furthermore, the bank loan that we have incurred to fund the transaction may put a strain on our financial position. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on the bank loan, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	require us to seek lender’s consent prior to paying dividends on our ordinary shares; and

•	limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments.
In addition, the current rate of interest payable on the bank loan is US dollar LIBOR plus 3% per annum. However, this interest rate is subject to change as we have agreed that the arrangers for the bank loan have the right at any time prior to the completion of the syndication of the bank loan to change the pricing of the bank loan if any such arranger determines that such change is necessary to ensure a successful syndication of the bank loan. We expect the syndication of the bank loan to be completed by March 31, 2009. An increase of 1% in the interest rate payable on our outstanding bank loan will increase the interest payable by $2 million per annum. There is no assurance that the interest rate for the bank loan will not increase in the future and any increase in interest rate may adversely affect our business, results of operations, financial condition and cash flows.
Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.
Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, because of rapid economic growth in India, increased demand for business process outsourcing to India and increased competition for skilled employees in India, wages for comparably skilled employees in India are increasing at a faster rate than in the US and Europe, which may reduce this competitive advantage. In addition, if the US dollar or the pound sterling further declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel industry experience seasonal changes in their operations in connection with the year-end holiday season and the school year, as well as episodic factors such as adverse weather conditions or strikes by pilots or air traffic controllers. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, health scares (such as severe acute respiratory syndrome, or SARS, and avian influenza, or bird flu) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.
In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.
The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts representing 26.4% of our revenue and 20.6% of our revenue less repair payments from our clients in fiscal 2008 will expire on or before March 31, 2009. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.
If our clients agree to provide us with a specified volume and scale of business or to provide us with business for a specified minimum duration, we may, in return, agree to include certain provisions in our contracts with such clients which provide for downward revision of our prices under certain circumstances. For example, certain client contracts provide that if during the term of the contract, we were to offer similar services to any other client on terms and conditions more favorable than those provided in the contract, we would be obliged to offer equally favorable terms and conditions to the client. This may result in lower revenue and profits under these contracts. Certain other contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract.
Some of our client contracts provide that during the term of the contract and under specified circumstances, we may not provide similar services to their competitors. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.
Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.
We enter into long-term contracts with our clients, and our failure to estimate the resources and time required for our contracts may negatively affect our profitability.
The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our revenue and profitability may be negatively affected.
Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.
Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain engagement revenue, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency.
We have incurred losses in the past and have a limited operating history. We may not be profitable in the future and may not be able to secure additional business.
We have incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. In future periods, we expect our selling, general and administrative, or SG&A, expenses to continue to increase. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses.
In addition, the offshore business process outsourcing industry is a relatively new industry, and we have a limited operating history. We started our business by offering business process outsourcing services as part of British Airways in 1996. In fiscal 2003, we enhanced our focus on providing business process outsourcing services to third parties. As such, we have only focused on servicing third-party clients for a limited time. We may not be able to secure additional business or retain current business with third-parties or add third-party clients in the future.
If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims, and as a result, our profits may be substantially reduced.
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.
Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Sri Lanka, Romania, the Philippines and the UK, our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.
Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have commercial general liability insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, through our employees or otherwise.
We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. We seek to implement measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers could have a negative impact on our reputation which would harm our business.
Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.
Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.
The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
We have operations in India, Sri Lanka, Romania, the Philippines and the UK, and we service clients across Europe, North America and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in India, Sri Lanka, Mauritius, the US and the UK. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated);

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.
The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.
We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, Business Applications Associate Limited, or BizAps, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2008, and Chang Limited in April 2008. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale on reasonable terms, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations and any acquisition we do complete may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions could have a material adverse effect on our operating results. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Acquisitions also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 and may be required to record another significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.
As of March 31, 2008, we had goodwill and intangible assets of approximately $87.5 million and $9.4 million, respectively, which primarily resulted from the purchases of Marketics, Flovate, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services (Private) Limited, or WNS Global. Under US GAAP, we are required to review our goodwill, intangible or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 relating to Trinity Partners. We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.
Our facilities are at risk of damage by natural disasters.
Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have commercial liability insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.
Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.
In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.
A variety of US federal and state legislation has been proposed that, if enacted, could restrict or discourage US companies from outsourcing their services to companies outside the US. For example, legislation has been proposed that would require offshore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the offshore provider is located. Because some of our clients are located in the US, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could adversely impact our ability to do business with US clients and have a material and adverse effect on our business, results of operations, financial condition and cash flows. In addition, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. This would affect our ability to attract or retain clients that have such contracts.
Recent legislation introduced in the UK provides that if a company transfers or outsources its business or a part of its business to a transferee or a service provider, the employees who were employed in such business are entitled to become employed by the transferee or service provider on the same terms and conditions as they had been employed before. The dismissal of such employees as a result of such transfer of business is deemed unfair dismissal and entitles the employee to compensation. As a result, we may become liable for redundancy payments to the employees of our clients in the UK who outsource business to us. We believe this legislation will not affect our existing contracts with clients in the UK. However, we may be liable under any service level agreements we may enter into in the future pursuant to existing master services agreements with our UK clients. In addition, this legislation may have an adverse effect on potential business from clients in the UK.
We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.
The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including to diversify geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.
Our controlling shareholder, Warburg Pincus, is able to control or significantly influence our corporate actions.
Warburg Pincus beneficially owns more than 50% of our shares. As a result of its ownership position, Warburg Pincus has the ability to control or significantly influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. These actions may be taken even if they are opposed by the other shareholders.
We have certain anti-takeover provisions in our articles of association that may discourage a change in control.
Our articles of association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:
•	a classified board of directors with staggered three-year terms; and

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.
It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.
We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.

Risks Related to India
A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. The government of India may decide to introduce the reservation policy. According to this policy, all companies operating in the private sector in India, including our subsidiaries in India, would be required to reserve a certain percentage of jobs for the economically underprivileged population in the relevant state where such companies are incorporated. If this policy is introduced, our ability to hire employees of our choice may be restricted. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.
India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, on the value of our ADSs and on your investment in our ADSs.
If the government of India reduces or withdraws tax benefits and other incentives it currently provides to companies within our industry or if the same are not available for any other reason, our financial condition could be negatively affected.
Under the Indian Finance Act, 2000, except for one delivery center located in Mumbai, all our delivery centers in India benefit from a ten-year holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2008 as a result of the tax holiday, compared to approximately $11.5 million that we would have incurred if the tax holiday had not been available for that period.
The Indian Finance Act, 2000 phases out the tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. In May 2008, the government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. The tax holiday enjoyed by our delivery centers in India expires in stages: on April 1, 2009 for one of our delivery centers located in Pune and on April 1, 2010 for our other delivery centers located in Mumbai, Pune, Gurgaon, Bangalore and Nashik, except for the tax holiday enjoyed by two of our delivery centers located in Mumbai and Nashik which expired on April 1, 2007 and April 1, 2008, respectively. When our Indian tax holiday expires or terminates, or if the government of India withdraws or reduces the benefits of the Indian tax holiday, our Indian tax expense will materially increase and this increase will have a material impact on our results of operations. In the absence of a tax holiday, income derived from India would be taxed up to a maximum of the then existing annual tax rate which, as of March 31, 2008, was 33.99%.
In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT, at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. As a result of this amendment to the tax regulations, we became subject to MAT and are required to pay additional taxes commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions.
In addition, in May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and restricted share units, or RSUs, granted to employees. The fringe benefit tax is payable by the employer at the current rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. Accordingly, we have amended the terms of our 2002 Stock Incentive Plan and the 2006 Incentive Award Plan to allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In respect of these expatriate employees, we are seeking clarification from the Indian and foreign tax authorities on the ability of such expatriate employees to set off the fringe benefit tax from the foreign taxes payable by them. If they are able to do so, we intend to recover the fringe benefit tax from such expatriate employees in the future.
In 2005, the government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. However, the Ministry of Finance in India has expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits of the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs.
US and Indian transfer pricing regulations require that any international transaction involving associated enterprises be at an arm’s-length price. We consider the transactions among our subsidiaries and us to be on arm’s-length pricing terms. If, however, the applicable income tax authorities review any of our tax returns and determine that the transfer prices we have applied are not appropriate, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services.
Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US, which could have a material adverse effect on future revenue.
The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.
Although substantially all of our revenue is denominated in pound sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee appreciates against the US dollar or the pound sterling depreciates against the US dollar. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee/US dollar exchange rate was approximately Rs. 40.13 per $1.00 (based on the noon buying rate) in fiscal 2008, which represented an appreciation of the Indian rupee of 11.1% as compared with the average exchange rate of approximately Rs. 45.12 per $1.00 (based on the noon buying rate) in fiscal 2007, which in turn represented a depreciation of the Indian rupee of 2.2% as compared with the average exchange rate of approximately Rs. 44.17 per $1.00 (based on the noon buying rate) in fiscal 2006. The average pound sterling/US dollar exchange rate was approximately £0.50 per $1.00 (based on the noon buying rate) in fiscal 2008, which represented an appreciation of the pound sterling of 5.7% as compared with the average exchange rate of approximately £0.53 per $1.00 (based on the noon buying rate) in fiscal 2007, which in turn represented an appreciation of the pound sterling of 5.6% as compared with the average exchange rate of approximately £0.56 per $1.00 (based on the noon buying rate) in fiscal 2006. Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.
If more stringent labor laws become applicable to us, our profitability may be adversely affected.
India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process outsourcing industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.
An outbreak of an infectious disease or any other serious public health concerns in Asia or elsewhere could cause our business to suffer.
The outbreak of an infectious disease in Asia or elsewhere could have a negative impact on the economies, financial markets and business activities in the countries in which our end markets are located and could thereby have a material adverse effect on our business. The outbreak of SARS in 2003 in Asia and the outbreak of the avian influenza, or bird flu, across Asia, including India, as well as Europe have adversely affected a number of countries and companies. Although we have not been adversely impacted by these recent outbreaks, we can give no assurance that a future outbreak of an infectious disease among humans or animals will not have a material adverse effect on our business.
Risks Related to our ADSs
Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As of June 30, 2008, we had 42,460,059 ordinary shares outstanding, including 19,511,553 shares represented by 19,511,553 ADSs. In addition, as of June 30, 2008, there were options and RSUs outstanding under our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan to purchase a total of 3,514,007 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs; and

•	loss of one or more significant clients.
In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Holders of ADSs may be restricted in their ability to exercise voting rights.
At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.
As a foreign private issuer, we are not subject to the SEC, proxy rules which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.
We may be classified as a passive foreign investment company which could result in adverse United States federal income tax consequences to US Holders.
We believe we are not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ended March 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. As noted in our annual report for our taxable year ended March 31, 2008, our PFIC status in respect of our taxable year ended March 31, 2008 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares, absent a special elections.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 13, 2008

WNS (HOLDINGS) LIMITED
By:	/s/ Alok Misra
Name:	Alok Misra
Title:	Group Chief Financial Officer